06006572

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49279

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/05** (MM/DD/YY) AND ENDING **03/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stephen A. Kohn & Associates, Ltd.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3232 South Vance Street, Suite 210
(No. and Street)

Lakewood	**CO**	**80227**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen A. Kohn **(303) 984-2558**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 30 2006
WASH. D.C.
160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
7/7/06

OATH OR AFFIRMATION

I, Stephen A. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stephen A. Kohn & Associates, Ltd., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE S. SLACK
NOTARY PUBLIC
STATE OF COLORADO

MY COMMISSION EXPIRES
10/06/06

Nicole S. Slack
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEPHEN A. KOHN & ASSOCIATES, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2006

STEPHEN A. KOHN & ASSOCIATES, LTD.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Stephen A. Kohn & Associates, Ltd.

We have audited the accompanying statement of financial condition of Stephen A. Kohn & Associates, Ltd. as of March 31, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stephen A. Kohn & Associates, Ltd. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
May 11, 2006

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006

ASSETS

Cash and cash equivalents	$	43,584
Deposit with clearing firm		26,075
Due from clearing broker		13,050
Securities owned, at market value		64,129
Total assets	**$**	**146,838**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	23,005
Commissions payable		37,000
Total liabilities		60,005
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, par value $.001 per share; 800,000 shares authorized; 800,000 shares issued and outstanding		800
Additional paid-in capital		164,900
Deficit		(78,867)
Total shareholder's equity		86,833
Total liabilities and shareholder's equity	**$**	**146,838**

The accompanying notes are an integral part of this statement.

STEPHEN A. KOHN & ASSOCIATES, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2006

REVENUES:		
Commissions	$	496,881
Advisory fees		58,330
Unrealized gain on securities owned		43,487
Other income		249,337
Total revenues		848,035
EXPENSES:		
Commissions		398,527
Clearing expenses		1,514
General and administrative expenses		303,530
Occupancy and equipment expenses		39,230
Professional fees		25,425
Communications		14,293
Dues and assessments		9,137
Total expenses		791,656
NET INCOME BEFORE INCOME TAXES		56,379
INCOME TAXES (Note 2)		-
NET INCOME	**$**	**56,379**

The accompanying notes are an integral part of this statement.

STEPHEN A. KOHN & ASSOCIATES, LTD.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2006

	Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Capital	(Deficit)
BALANCES, March 31, 2005	800,000	$ 800	$ 164,900	$ (135,246)
Net income	-	-	-	56,379
BALANCES, March 31, 2006	**800,000**	**$ 800**	**$ 164,900**	**$ (78,867)**

The accompanying notes are an integral part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2006

CASH FLOWS USED IN OPERATING ACTIVITIES:		
Net income	$	56,379
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions receivable		9,548
Increase in deposit with clearing firm		(26,075)
Decrease in due from clearing broker		13,221
Increase in securities owned, at market value		(21,148)
Decrease in accounts payable and accrued expenses		(4,677)
Increase in commissions payable		1,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		28,248
CASH AND CASH EQUIVALENTS, beginning of year		15,336
CASH AND CASH EQUIVALENTS, end of year	**$**	**43,584**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Stephen A. Kohn & Associates, Ltd., (the "Company") was incorporated in Colorado on April 23, 1996 and operates as a securities broker-dealer dealing mainly in mutual funds and insurance related products. In addition, the Company may purchase and sell common stock on behalf of its customers and receive fees for investment banking activities.

Clearing Agreement

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the company is a member.

Revenue Recognition

Securities owned by the Company are recorded at market value and related changes in market value are reflected in income. For the year ended March 31, 2006, the Company has recorded proprietary transactions on a trade date basis. Commission revenue and related expenses have been recorded on a trade date basis. Other revenue is recognized when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from five to seven years. At March 31, 2006, all furniture and equipment were fully depreciated.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Statement of Cash Flows

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability methods of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

NOTE 2 - INCOME TAXES

During the year ended March 31, 2006, the Company utilized approximately $56,500 of its net operating loss carryforward to offset taxes currently due.

The Company has an unused net operating loss carryforward as of March 31, 2006, of approximately $76,700 for income tax and financial reporting purposes, expiring at various dates through March 31, 2025.

Significant components of the Company's deferred tax liabilities and assets as of March 31, 2006 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Net operating loss carry forward	26,100
Valuation allowance for deferred tax assets	(26,100)
	$ -

The valuation allowance decreased $18,900 for the year ending March 31, 2006.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2006, the Company had net capital and net capital requirements of $68,309 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.88 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

During the year ended March 31, 2006, the Company paid $14,651 to a related party for the use of a copier and automobile.

The Company has also entered into a noncancellable operating lease for office space which expires in August 2007. Below is a schedule of future rental commitments by fiscal year-end:

March 31,		
2007	$	20,441
2008		8,656
Total	**$**	**29,097**

Rental expense for the year ended March 31, 2006 was $22,574.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a broker and deals primarily in stocks, bonds and mutual funds which it buys and sells on behalf of its customers on a fully disclosed basis.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities decline subsequent to March 31, 2006.

***NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES** (concluded)*

Securities owned valuation may decrease due to subsequent declines in the fair market value.

The Company is involved in a dispute with a regulatory agency arising in the normal course of business, which is in the preliminary stage. Management, after review and discussion with counsel, believes the dispute will be resolved by paying a fine in the amount of $8,000. As of March 31, 2006, the Company has recorded this estimate as a liability.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash, receivables, payables and other accrued liabilities are carried at amounts which approximate fair value due to their short maturities. Securities owned are valued at market value using quoted market prices.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
MARCH 31, 2006

CREDIT:		
Shareholder's equity	$	86,833
Net capital before haircuts on securities positions		86,833
Haircuts on securities positions and money market funds, includes undue concentration of $8,317		18,524
NET CAPITAL		68,309
Minimum requirements of 6-2/3% of aggregate indebtedness of $60,005 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**63,309**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	23,005
Commissions payable		37,000
TOTAL AGGREGATE INDEBTEDNESS	**$**	**60,005**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.88 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of March 31, 2006.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Stephen A. Kohn & Associates, Ltd.

In planning and performing our audit of the financial statements and supplementary information of Stephen A. Kohn & Associates, Ltd. (the "Company") for the year ended March 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stephen A. Kohn & Associates, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Stephen A. Kohn & Associates, Ltd. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that Stephen A. Kohn & Associates, Ltd. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of March 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
May 11, 2006